Exhibit 12

ANHEUSER-BUSCH COMPANIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated ($ in millions):

	2006	2005	2004	2003	2002

Earnings

Consolidated pretax income	$2,276.9	$2,057.4	$2,812.1	$2,643.9	$2,473.2

Dividends received from equity investees	247.0	210.1	179.0	169.2	46.7

Net interest capitalized	10.8	8.3	7.7	3.3	10.8

Fixed charges	498.5	502.3	471.1	442.6	406.8

Adjusted earnings	$3,033.2	$2,778.1	$3,469.9	$3,259.0	$2,937.5

Fixed Charges

Interest expense	$451.3	$454.5	$426.9	$401.5	$368.7

Interest portion of rent expense 1/	41.9	42.5	38.9	36.3	34.1

Amortization of deferred debt issuance costs	5.3	5.3	5.3	4.8	4.0

Total fixed charges	$498.5	$502.3	$471.1	$442.6	$406.8

Ratio of Earnings to Fixed Charges	6.1X	5.5X	7.4X	7.4X	7.2X

1/ Calculated as one-third of total rents paid.